Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Subject Company’s Commission File No.:  1-13647

The following email was sent on behalf of Scott Thompson, Chief Executive Officer and President of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”), to employees of Dollar Thrifty on May 5, 2010.

Sent on behalf of Scott Thompson . . .

As you know, we have entered into a definitive agreement with Hertz to be acquired.  The agreement is subject to several conditions which are normal in these types of situations.  The agreement also allows our Board to consider a competing bid from another company in certain circumstances.

You may have read in the press that Avis Budget has stated its intention to make a "significantly higher offer" for the company.  Consistent with its fiduciary duties, our Board is prepared to entertain such an offer. In the meantime, however, we will work to close the proposed Hertz transaction.

As I mentioned earlier, this process will have lots of ups and downs, and noise in between.  But I'm counting on everyone to ignore the noise and remain focused on providing outstanding customer service and hitting our internal financial targets. Thanks for your efforts.

Thanks,

Scott

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on DTAG’s and Hertz Holdings’ current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTAG and Hertz Holdings.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTAG and Hertz Holdings.  DTAG and Hertz Holdings assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Hertz will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Dollar Thrifty that also constitutes a prospectus of Hertz.  Hertz and Dollar Thrifty also plan to file other documents with the SEC regarding the proposed transaction.  A definitive proxy statement/prospectus will be mailed to stockholders of Dollar Thrifty.

INVESTORS AND STOCKHOLDERS OF DOLLAR THRIFTY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and Dollar Thrifty, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Hertz, Dollar Thrifty, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in connection with the proposed transaction.  Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010.  Information about the directors and executive officers of Dollar Thrifty is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.